

June 22, 2021

Le Yu
Chief Strategy Officer
Dingdong (Cayman) Ltd
Building 6, 500 Shengxia Road,
Shanghai, 200125
People's Republic of China

   Re: Dingdong (Cayman) Ltd
    Registration Statement on Form F-1
    Filed on June 8, 2021
    File No. 333-256907

Dear Ms. Yu:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2021 letter.

Registration Statement on Form F-1 dated June 8, 2021

Exhibits

1. We note your assumption in paragraph 2.3 of Exhibit 5.1 that there is nothing contained in the minute book or corporate records of the company (which you have not inspected), which would or might affect your opinions. It is unclear how you are able to render your opinion without reviewing the minute book and corporate records of the company with respect to authorization of the issuance of securities in this offering. If the Director's Certificate confirms such authorization, as your opinion suggests, please revise to attach it.

Le Yu
Dingdong (Cayman) Ltd
June 22, 2021
Page 2

      You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services

cc: Steve Lin